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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TOM BROWN, INC.
(Name of Subject Company)

PLAZA ACQUISITION II CORP.

and

ENCANA CORPORATION
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

115660201
(CUSIP Number of Class of Securities)

KERRY D. DYTE
CORPORATE SECRETARY
ENCANA CORPORATION
1800, 855-2ND STREET S.W.
CALGARY, ALBERTA
CANADA T2P 2S5
(403) 645-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

COPIES TO:

EDWIN S. MAYNARD, ESQ. ROBERT B. SCHUMER, ESQ. PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP 1285 AVENUE OF THE AMERICAS NEW YORK, NEW YORK 10019-6064 (212) 373-3000	PATRICK C. FINNERTY, ESQ. BLAKE, CASSELS & GRAYDON LLP 3500 BANKERS HALL EAST 855 SECOND STREET SW CALGARY, ALBERTA, CANADA, T2P 4J8 (403) 260-9600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$2,334,790,189.30	$295,817.92
*
Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $48.00, the per share tender offer price, by the 46,141,755 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $2,214,804,240 (the "Common Stock Consideration"). The Common Stock Consideration was then added to $119,985,949.30, being the net consideration for the Subject Company's 4,774,610 stock options, to arrive at a total transaction value of $2,334,790,189.30.

**
Calculated as 0.012670% of the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Filing Party:
Form or Registration No.:

Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Plaza Acquisition II Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of EnCana Corporation, a Canadian corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $.10 per share (the "Common Shares"), of Tom Brown, Inc., a Delaware corporation (the "Company"), including the associated rights ("Rights") to purchase shares of preferred stock of the Company issued pursuant to the First Amended and Restated Rights Agreement (the "Rights Agreement"), dated March 1, 2001 and as amended, between the Company and EquiServe Trust Company, N.A., as rights agent (the Common Shares, together with the Rights, the "Shares"), at a purchase price of $48.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which Offer to Purchase and Letter of Transmittal are annexed to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent.

        The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of April 14, 2004, by and among Parent, Purchaser and the Company, a copy of which is attached to this Schedule TO as Exhibit (d) hereto, is incorporated herein by reference with respect to Items 1, 9 and 11 of this Schedule TO.

ITEM 10.    FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

        Not applicable.

ITEM 12.    MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(A)	Offer to Purchase dated April 21, 2004.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on April 21, 2004.
(a)(5)(B)	Press Release issued by Parent on April 15, 2004 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser and Parent filed on April 15, 2004).
(a)(5)(C)	Parent Employee Communications of April 15, 2004 and April 19, 2004.
(b)	Bank Commitment Letter from Royal Bank of Canada to Parent, dated April 12, 2004.
(d)(1)	Agreement and Plan of Merger, dated as of April 14, 2004, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 99.2 to the Form 6-K of Parent filed on April 19, 2004).
(d)(2)	Confidentiality Agreement, dated as of November 25, 2003, by and between the Company and EnCana Oil & Gas (USA) Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent.
(g)	None.
(h)	None.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

1

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENCANA CORPORATION
By:	/s/ BRIAN C. FERGUSON Name: Brian C. Ferguson Title: Executive Vice-President, Corporate Development
By:	/s/ JOHN D. WATSON Name: John D. Watson Title: Executive Vice-President & Chief Financial Officer
PLAZA ACQUISITION II CORP.
By:	/s/ ROGER J. BIEMANS Name: Roger J. Biemans Title: President

Dated: April 21, 2004

2

EXHIBIT INDEX

EXHIBIT NO.
(a)(1)(A)	Offer to Purchase dated April 21, 2004.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on April 21, 2004.
(a)(5)(B)	Press Release issued by Parent on April 15, 2004 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser and Parent filed on April 15, 2004).
(a)(5)(C)	Parent Employee Communications of April 15, 2004 and April 19, 2004.
(b)	Bank Commitment Letter from Royal Bank of Canada to Parent, dated April 12, 2004.
(d)(1)	Agreement and Plan of Merger, dated as of April 14, 2004, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 99.2 to the Form 6-K of Parent filed on April 19, 2004).
(d)(2)	Confidentiality Agreement, dated as of November 25, 2003, by and between the Company and EnCana Oil & Gas (USA) Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent.
(g)	None.
(h)	None.

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  ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.
  ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURES
EXHIBIT INDEX